EXHIBIT 99.5

TOTAL S.A
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, May 7, 2008
First quarter 2008 results
Main results1-2

•	Adjusted net income[3]	3.25 billion euros	+9%
		4.87 billion dollars	+24%
		1.44 euros per share	+10%
		2.16 dollars per share	+26%

•	Net income (Group share)	3.60 billion euros	+18%
Highlights since the beginning of the first quarter 2008

•	Upstream production of 2,426 kboe/d in the first quarter 2008 comparable to 2,431 kboe/d in the first quarter 2007
•	Excluding price effect[4] and changes in portfolio production increased by close to 3%

•	Dolphin project in Middle East achieved plateau production of 500 kboe/d

•	Production from offshore Congo Moho Bilondo field started on schedule

•	Launching development of deep-offshore Nigeria Usan field, re-development of the Anguille field in Gabon and modernization program of the Port Arthur refinery in the U.S.

•	Created Shtokman Phase I operating company and initiated engineering studies

•	Inauguration of U.S. Gulf Coast Sabine Pass regasification terminal where Total has secured capacity of approximately 1 billion cubic feet per day

•	Launching a public offer to buy Synenco to further strengthen position in Canadian heavy oil

•	Added exploration acreage in the Gulf of Mexico, Alaska and Nigeria

•	Converted Sincor to PetroCedeno, a Venezuelan mixed company, sold a 17% share to PDVSA and began receiving compensation in kind

[1]	percent changes are relative to the same period 2007.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.4976 $/€ in the first quarter 2008, 1.3106 $/€ in the first quarter 2007, and 1.4486 $/€ in the fourth quarter 2007.

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger.

[4]	impact of changing hydrocarbon prices on entitlement volumes.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on May 6, 2008 to review the Group’s first quarter 2008 accounts.
Adjusted net income was 3,254 million euros (M€), an increase of 9% compared to the first quarter 2007.
Commenting on the results, CEO Christophe de Margerie said :
« Since the start of the year, oil prices have reached new record highs. The Brent price averaged 96.7 $/b in the first quarter 2008, an increase of 67% compared to the first quarter 2007 and 9% compared to the previous quarter. Gas prices have also increased substantially in the main markets. In contrast, refining margins in the Atlantic Basin were relatively weak at the beginning of the year. Petrochemical margins recovered slightly this quarter after a particularly difficult year-end 2007. The dollar continued to depreciate compared to the euro.
In this context, the adjusted earnings per share expressed in dollars increased by 26% compared to the first quarter 2007, the profitability of the business segments came in at 28% and adjusted cash flow expressed in dollars grew by 20%.
This performance was driven mainly by the Group’s Upstream segment. Oil and gas production was maintained essentially at the first quarter 2007 level, despite the negative impacts of higher prices on entitlement volumes, changes in the portfolio and a shutdown for nearly a month of the Elgin-Franklin field in the North Sea. The continued ramp-up of production at the Dalia and Rosa fields in Angola increased gross production on Block 17 to 530 thousand barrels per day for the quarter. Total also benefited from the ramp-up of the Dolphin project in the Middle East, which reached its target production plateau ahead of schedule.
Total’s competitive advantage in the successful management of major projects was once again demonstrated with the on-time start-up of Moho Bilondo in offshore Congo only 33 months after it was launched and also by the steady progress in the North Sea to develop the Jura field, where first production is now imminent.
During the first quarter, incidents at the Elgin-Franklin field and the Donges refinery remind us that our commitment and responsibility to ensure the safety and reliability of our installations are essential components of our industrial business model.
Finally, over the span of a few months, a number of significant projects have been launched, notably Pazflor, Angola LNG, Usan, the redevelopment of the offshore Anguille field in West Africa and the modernization of the Port Arthur refinery in the U.S., that demonstrate our confidence in the growth strategy to create value over the short, medium and long term. »
♦ ♦ ♦

•	Key figures[5]

in millions of euros				1Q08 vs
except earnings per share and number of shares	1Q08	4Q07	1Q07	1Q07

Sales	44,213	43,185	37,043	+19%

Adjusted operating income from business segments	7,119	6,701	5,729	+24%

Adjusted net operating income from business segments	3,200	3,202	2,948	+9%

• Upstream	2,731	2,569	1,961	+39%
• Downstream	311	546	708	-56%
• Chemicals	158	87	279	-43%

Adjusted net income	3,254	3,107	2,992	+9%

Adjusted fully-diluted earnings per share (euros)	1.44	1.37	1.31	+10%

Fully-diluted weighted-average shares (millions)	2,254.0	2,265.6	2,280.9	-1%

Net income (Group share)	3,602	3,600	3,049	+18%

Investments	2,643	4,028	2,414	+9%

Divestments	198	981	244	-19%

Cash flow from operations	5,316	4,160	6,388	-17%

Adjusted cash flow from operations	4,331	4,393	4,116	+5%

expressed in millions of dollars[6]				1Q08 vs
except earnings per share and number of shares	1Q08	4Q07	1Q07	1Q07

Sales	66,213	62,558	48,549	+36%

Adjusted operating income from business segments	10,661	9,707	7,508	+42%

Adjusted net operating income from business segments	4,792	4,638	3,864	+24%

• Upstream	4,090	3,721	2,570	+59%
• Downstream	466	791	928	-50%
• Chemicals	237	126	366	-35%

Adjusted net income	4,873	4,501	3,921	+24%

Adjusted fully-diluted earnings per share (dollars)	2.16	1.99	1.72	+26%

Fully-diluted weighted-average shares (millions)	2,254.0	2,265.6	2,280.9	-1%

Net income (Group share)	5,394	5,215	3,996	+35%

Investments	3,958	5,835	3,164	+25%

Divestments	297	1,421	320	-7%

Cash flow from operations	7,961	6,026	8,372	-5%

Adjusted cash flow from operations	6,486	6,364	5,394	+20%

[5]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items affecting operating income and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are listed on page 15.

[6]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	First quarter 2008 results
•	Operating income
In the first quarter 2008, the Brent price averaged 96.7 $/b, an increase of 67% compared to the first quarter 2007 and 9% compared to the fourth quarter 2007. The TRCV European refining margin indicator averaged 24.6 $/t over the quarter, a decrease of 25% compared to the first quarter 2007 and 18% compared to the fourth quarter 2007.
Petrochemical margins in Europe recovered slightly after a sharp decline in the fourth quarter 2007 but have remained well below the levels reached in the first quarter 2007.
The euro-dollar exchange rate was 1.50 $/€ in the first quarter 2008 compared to 1.31 $/€ in the first quarter 2007 and 1.45 $/€ in the fourth quarter 2007.
In this context, the adjusted operating income from the business segments was 7,119 M€, an increase of 24% compared to the first quarter 20077, or expressed in dollars an increase of 42%.
The effective tax rate8 for the business segments was 59% in the first quarter 2008 compared to 58% in the fourth quarter 2007 and 54% in the first quarter 2007, essentially due to the Upstream’s larger contribution to the results.
Adjusted net operating income from the business segments was 3,200 M€ compared to 2,948 M€ in the first quarter 2007, an increase of 9%.
This increase, which is smaller than the percentage increase in operating income, is essentially due to the increase in the effective tax rate between the two quarters.
Expressed in dollars, adjusted net operating income was 4.8 billion dollars (B$), an increase of 24% compared to the first quarter 2007.
•	Net income
Adjusted net income was 3,254 M€ compared to 2,992 M€ in the first quarter 2007, an increase of 9%. Expressed in dollars, adjusted net income increased by 24%. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 274 M€ in the first quarter 2008 and 133 M€ in the first quarter 2007.

•	Special items had a positive impact on net income of 145 M€ in the first quarter 2008 and were comprised mainly of the gain on the sale of 17% of Sincor. There were no special items affecting net income in the first quarter 2007.

•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 71 M€ in the first quarter 2008 and 76 M€ in the first quarter 2007.
Reported net income was 3,602 M€ compared to 3,049 M€ in the first quarter 2007.
In the first quarter 2008, the Group bought back 9 million of its shares for 448 M€.

[7]	there were no special items affecting operating income from the business segments in the first quarters of 2007 and 2008.

[8]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

Adjusted fully-diluted earnings per share, based on 2,254.0 million fully-diluted weighted-average shares rose to 1.44 euros from 1.31 euros in the first quarter 2007, an increase of 10%.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 26% to 2.16.
•	Investments — divestments
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2.5 B€ (3.7 B$) in the first quarter 2008 compared to 2.3 B€ (3.0 B$) in the first quarter 2007.
Acquisitions were 48 M€ in the first quarter 2008.
Asset sales in the first quarter were 75 M€ and were comprised essentially of sales of Sanofi-Aventis shares.
Net investments9 were 3.7 B$ in the first quarter 2008.
•	Cash flow
Cash flow from operations was 5,316 M€ in the first quarter 2008, a decrease of 17% compared to the first quarter 2007.
Adjusted cash flow 10 was 4,331 M€, an increase of 5%.
Expressed in dollars, adjusted cash flow was 6.5 B$, an increase of 20%.
Net cash flow 11 was 2,871 M€ compared to 4,218 M€ in the first quarter 2007.
Expressed in dollars, net cash flow was 4.3 B$ in the first quarter 2008.
The net-debt-to-equity ratio was 21% on March 31, 2008 compared to 27% on December 31, 2007 and 23% on March 31, 2007.

[9]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + repayments by employees for loans related to stock purchase plans.

[10]	cash flow from operations at replacement cost before changes in working capital.

[11]	net cash flow = cash flow from operations + divestments – gross investments.

•	Analysis of business segment results
Upstream
•	Environment — liquids and gas price realizations*

	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Brent ($/b)	96.7	88.5	57.8	+67%

Average liquids price ($/b)	90.7	84.5	55.0	+65%

Average gas price ($/Mbtu)	6.67	6.08	5.69	+17%

Average hydrocarbons price ($/boe)	70.5	65.7	47.4	+49%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Compared to the first quarter 2007, Total’s average realized liquids price increased by 65% versus a 67% increase in the average Brent price.
The average realized price for Total’s natural gas increased by 17% compared to the first quarter 2007, mainly due to higher prices for gas in Northern Europe and for LNG (liquefied natural gas) in Asia.
•	Production

Hydrocarbon production	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Combined production (kboe/d)	2,426	2,461	2,431	—

• Liquids (kb/d)	1,510	1,530	1,551	-3%
• Gas (Mcf/d)	4,989	5,223	4,781	+4%

Hydrocarbon production was 2,426 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2008, stable compared to the first quarter 2007, mainly as a result of:
•	+3% of net growth, primarily from the start-ups and ramp-ups of major new fields, such as Dalia, Rosa and Dolphin,

•	-1.5% for the shutdown of Elgin-Franklin for nearly a month following an incident in the amine column,

•	+1.5% for the absence of OPEC reductions that affected the first quarter 2007,

•	-2% for the price effect[12],

•	-1% for changes in the portfolio, mainly the termination of a concession in Dubai and the sale of mature assets in Angola.
Compared to the fourth quarter 2007, the net growth, excluding the impact of the Elgin-Franklin shutdown, was offset by the price effect12. Including the impact of the shutdown, reported production showed a decrease of close to 1.5%.

[12]	impact of changing hydrocarbon prices on entitlement volumes.

•	Results

in millions of euros	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Adjusted operating income*	6,423	5,838	4,375	+47%

Adjusted net operating income*	2,731	2,569	1,961	+39%
• Includes income from equity affiliates	282	251	175	+61%

Investments	2,178	2,803	1,989	+10%

Divestments	107	324	173	-38%

Cash flow	4,251	3,348	4,335	-2%

Adjusted cash flow	3,845	3,288	2,966	+30%

*	detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 2,731 M€ in the first quarter 2008 compared to 1,961 M€ in the first quarter 2007, an increase of 39%.
Expressed in dollars, adjusted net operating income for the Upstream segment increased by 59%, mainly due to the benefits of the increase in hydrocarbon prices and the underlying production growth, which were partially offset by the impacts of the Elgin-Franklin shutdown and cost inflation.
Compared to the first quarter 2007, the increase in income from equity affiliates is due essentially to the change in the method of consolidation for Sincor effective December 31, 2007 and the increase in the results of Nigeria LNG.
The effective tax rate for the Upstream segment was 62% compared to 61% in the fourth quarter 2007 and 60% in the first quarter 2007, reflecting mainly higher oil prices and mix effects.
The return on average capital employed (ROACE13) for the Upstream segment for the twelve months ended March 31, 2008 was 38% compared to 34% for 2007.

[13]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 17.

Downstream
•	Refinery throughput and utilization rates*

Refinery throughput (kb/d)	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Total refinery throughput	2,389	2,399	2,421	-1%

• France	930	872	988	-6%
• Rest of Europe	1,169	1,219	1,167	—
• Rest of world	290	308	266	+9%

Utilization rates

• Based on crude only	87%	87%	87%	nm
• Based on crude and other feedstock	92%	89%	90%	nm

*	includes share of CEPSA.
Refinery throughput decreased by 1%. Excluding the impact of the November 2007 sale of the Milford Haven refinery in the UK, refinery throughput increased by 2%.
The first quarter 2008 utilization rate based on crude throughput was 87%, stable compared to the first and fourth quarters of 2007.
The utilization rate based on the throughput of crude and other feedstock increased in the first quarter 2008 compared to the first and the fourth quarters of 2007.
These trends reflect in part the optimization of feedstock for the Group’s refineries and also the deliberate reduction of throughput for distillation given the weak margins at the start of the first quarter 2008.
Planned turnarounds affected the Grandpuits, Port Arthur, Flanders and Normandy refineries in the first quarter 2008.
In the first quarter 2007 there were turnarounds at the Port Arthur, Donges and Antwerp refineries.
The fourth quarter 2007 was affected by the completion of planned turnarounds at the Lindsey and Normandy refineries and by the planned turnaround at the Feyzin refinery.
•	Results

in millions of euros
except TRCV refining margins	1Q08	4Q07	1Q07	1Q08 vs 1Q07

European refining margin indicator — TRCV ($/t)	24.6	30.1	33.0	-25%

Adjusted operating income*	498	744	973	-49%

Adjusted net operating income*	311	546	708	-56%
• Includes income from equity affiliates	2	58	63	-97%

Investments	294	849	244	+20%

Divestments	24	317	22	+9%

Cash flow	1,168	372	1,905	-39%

Adjusted cash flow	520	495	1,039	-50%

*	detail of adjustment items shown in business segment information.

The TRCV European refinery indicator was 24.6 $/t in the first quarter 2008, a decrease of 25% compared to the first quarter 2007 and 18% compared to the fourth quarter 2007. The decline in gasoline margins, linked to weakening U.S. demand and high inventory levels, was not offset in the quarter by higher distillate margins, which were sustained by strong demand.
Adjusted net operating income from the Downstream segment was 311 M€ in the first quarter 2008, a decrease of 56% compared to the first quarter 2007 and 43% compared to the fourth quarter 2007.
Downstream results were hurt by the erosion of the refining margins, the depreciation of the dollar, and the squeeze on marketing margins at the end of the quarter.
The decrease in income from equity affiliates was due essentially to lower margins in Spain and a loss at the Wepec refinery in China.
The ROACE for the Downstream segment for the twelve months ended March 31, 2008 was 19% compared to 21% for 2007.

Chemicals

in millions of euros	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Sales	5,229	4,884	4,995	+5%

• Base chemicals	3,420	3,134	3,151	+9%
• Specialties	1,809	1,750	1,844	-2%

Adjusted operating income*	198	119	381	-48%

Adjusted net operating income*	158	87	279	-43%

• Base chemicals	61	-8	189	-68%
• Specialties	98	97	93	+5%

Investments	164	365	173	-5%

Divestments	7	20	47	-85%

Cash flow	(202)	518	107	ns

Adjusted cash flow	266	162	329	-19%

*	detail of adjustment items shown in business segment information.
Following a sharp decline in the fourth quarter 2007, European petrochemical margins recovered slightly in the first quarter 2008 but remained well below the level of the first quarter 2007, notably for aromatics.
In the first quarter 2008, sales for the Chemical segment were 5,229 M€.
Adjusted net operating income for the Chemicals segment was 158 M€, a decrease of 43% compared to the first quarter 2007 and an increase of 82% compared to the fourth quarter 2007.
The change in the results of the Base chemicals was due primarily to the evolution of margins.
The results of the Specialties were generally stable compared to the first and fourth quarters of 2007 despite weaker economic conditions in the U.S. and Europe.
The ROACE for the Chemicals segment for the twelve months ended March 31, 2008 was 10% compared to 12% for 2007.

•	Summary and outlook
The ROACE for the Group for the twelve months ended March 31, 2008 was 26% compared to 24% in 2007. Return on equity for the twelve months ended March 31, 2008 was 31%, stable compared to 2007.
Implementation of the investment program is progressing as planned.
Pending approval at the Annual Shareholders Meeting on May 16, 2008, TOTAL S.A. will pay the remaining 1.07 € per share of the 2007 dividend on May 23, 200814. The full-year 2007 dividend of 2.07 € per share represents an increase of 11%. Expressed in dollars15, the dividend increased by 27%, which is the largest dividend increase among the majors for the year.
Since the start of the second quarter 2008, oil prices have continued to increase. European refining margins have recovered to higher levels, mainly due to tightness in the diesel market ; the TRCV European refining margin indicator rose to more than 40 $/t on average in April. Petrochemical margins have been under pressure from the ongoing and rapid increase in naphtha prices and a decline in European demand.
The coming months should reflect the benefit of the gradual production ramp-up at the Moho Bilondo field in Congo and the start-up of production from the Jura discovery in the UK North Sea. In the Downstream, the Jubail refinery project in Saudia Arabia in partnership with Saudi Aramco should be proposed for approval soon.
To continue to create value and sustainable growth, the Group relies on its many strengths, foremost among them being the balance and diversity of its portfolio of projects, many of them formed within the framework of strategic partnerships with producing countries, as well as the importance of the integrated model of the Group and its commitment to conduct itself responsibly with regard to its many stakeholders.
The ability to benefit from the globally favorable environment and the technological leadership demonstrated in the management of its major projects will support the success of Total’s industrial model for the long term.
♦ ♦ ♦
To listen to CFO Robert Castaigne’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)207 043 2441 in Europe or +1 866 902 8523 in the U.S. (access code : Total). For a replay, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 218 476).

[14]	in accordance with the new calendar established for stock-related events by Euronext Paris on November 26, 2007, the ex-dividend date for the remainder of the 2007 dividend will be May 20, 2008.

[15]	based on 1 € = 1.55 $ on the payment date for the remainder of the dividend.

The March 31, 2008 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Operating information by segment
First quarter 2008
•	Upstream

Combined liquids and gas production by region (kboe/d)	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Europe	626	680	746	-16%
Africa	851	834	784	+9%
North America	15	15	26	-42%
Far East	251	254	256	-2%
Middle East	438	405	402	+9%
South America	217	244	206	+5%
Rest of world	28	29	11	x2.5

Total production	2,426	2,461	2,431	—

Includes equity and non-consolidated affiliates	396	294	340	+16%

Liquids production by region (kb/d)	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Europe	299	337	373	-20%
Africa	716	690	679	+5%
North America	11	10	17	-35%
Far East	27	27	30	-10%
Middle East	335	318	341	-2%
South America	110	135	102	+8%
Rest of world	12	13	9	+33%

Total liquids production	1,510	1,530	1,551	-3%

Includes equity and non-consolidated affiliates	339	245	281	+21%

Gas production by region (Mcf/d)	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Europe	1,775	1,871	2,019	-12%
Africa	690	746	541	+28%
North America	23	25	45	-49%
Far East	1,245	1,409	1,260	-1%
Middle East	580	484	326	+78%
South America	589	602	580	+2%
Rest of world	87	86	10	x8.7

Total gas production	4,989	5,223	4,781	+4%

Includes equity and non-consolidated affiliates	306	271	314	-3%

Liquefied natural gas	1Q08	4Q07	1Q07	1Q08 vs 1Q07

LNG sales* (Mt)**	2.36	2.34	2.25	+5%

*	sales, Group share, excluding trading.

**	1 Mt/y = approx. 133 Mcf/d.
•	Downstream

Refined products sales by region (kb/d)*	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Europe	2,144	2,316	2,302	-7%
Africa	280	285	285	-2%
Americas	156	267	246	-37%
Rest of world	145	153	139	+4%

Total consolidated sales	2,725	3,021	2,972	-8%

Trading	944	890	834	+13%

Total refined product sales	3,669	3,911	3,806	-4%

*	includes trading and share of CEPSA.

Adjustment items
•	Adjustments to operating income from business segments

in millions of euros	1Q08	4Q07	1Q07

Special items affecting operating income from the business segments	—	(35)	—

• Restructuring charges	—	—	—
• Impairments	—	(47)	—
• Other	—	12	—
Pre-tax inventory effect : FIFO vs. replacement cost	375	727	174

Total adjustments affecting operating income from the business segments	375	692	174

•	Adjustments to net income (Group share)

in millions of euros	1Q08	4Q07	1Q07

Special items affecting net income (Group share)	—	56	—

• Equity share of special items recorded by Sanofi-Aventis	—	—	—
• Gain on asset sales	145	306	—
• Restructuring charges	—	(15)	—
• Impairments	—	(162)	—
• Other	—	(73)	—

Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(71)	(93)	(76)

After-tax inventory effect : FIFO vs. replacement cost	274	530	133

Total adjustments to net income	348	493	57

*	based on Total’s participation in Sanofi-Aventis of 13.16% at 3/31/2008, 13.06% at 12/31/2007 and 13.13% at 3/31/2007.
Investments — Divestments

in millions of euros	1Q08	4Q07	1Q07	1Q08 vs 1Q07

Investments excluding acquisitions*	2,498	3,958	2,276	+10%

• Capitalized exploration	172	57	242	-29%
• Net investments in equity affiliates and non-consolidated companies	112	335	44	x2.5

Acquisitions	48	0	11	x4.4

Asset sales (at selling price)	75	885	91	-18%

Net investments**	2,445	3,047	2,170	+13%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + repayments by employees for loans related to stock purchase plans.

Net-debt-to equity ratio

in millions of euros	3/31/2008	12/31/2007	3/31/2007

Current borrowings	4,861	4,613	9,625
Net current financial assets	(238)	(1,204)	(10,918)
Non-current financial debt	13,388	14,876	13,836
Hedging instruments of non-current debt	(651)	(460)	(291)
Cash and cash equivalents	(8,341)	(5,988)	(2,962)

Net debt	9,019	11,837	9,290

Shareholders equity	45,750	44,858	42,866
Estimated dividend payable*	(3,537)	(2,397)	(3,305)
Minority interests	833	842	868

Equity	43,046	43,303	40,429

Net-debt-to-equity ratio	21.0%	27.3%	23.0%

*	based on a 2007 dividend of 2.07 €/share of 2.5 € of par value, less the amount of the interim dividend of 1 €/share, or a total of 2,248 M€, paid in November 2007.
Effective tax rates

Average tax rates *	1Q08	4Q07	1Q07

Upstream	62.3%	61.3%	60.3%
Group	59.4%	58.6%	54.0%

*	tax on adjusted net operating income / (adjusted net operating income – income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).
2008 Sensitivities*

			Impact on adjusted	Impact on adjusted
			operating income	net operating
	Scenario	Change	(e)	income (e)

€ — $	1.50 $/€	+0.1 $per€	-1.5 B€	-0.8 B€

Brent	80 $/b	+1 $/b	+0.28 B€/ 0.42 B$	+0.12 B€/ 0.18 B$

European refining margins TRCV	33 $/t	+1 $/t	+0.08 B€/ 0.12 B$	+0.05 B€/ 0.08 B$

*	sensitivities revised once per year upon publication of the previous year fourth quarter results. The impact of the €-$ sensitivity on the adjusted operating income and the adjusted net operating income attributable to the Upstream segment are approximately 70% and 60% respectively, and the remaining impact of the €-$ sensitivity is essentially split between the Downstream and Chemicals segments.

Return on average capital employed
•	For the twelve months ended March 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	9,619	2,138	726	12,483	13,147
Capital employed at 3/31/2007*	24,808	11,442	7,129	43,379	50,773
Capital employed at 3/31/2008*	25,731	11,415	7,266	44,412	52,015

ROACE	38.1%	18.7%	10.1%	28.4%	25.6%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 153 M€ pre-tax at 3/31/2007 and 129 M€ pre-tax at 3/31/2008.
•	For the twelve months ended December 31, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,849	2,535	847	12,231	12,881
Capital employed at 12/31/2006*	25,543	12,384	6,920	44,847	52,263
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158

ROACE	33.6%	20.6%	12.1%	26.8%	24.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 176 M€ pre-tax at 12/31/2006 and 134 M€ pre-tax at 12/31/2007.
•	For the twelve months ended March 31, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,270	2,842	973	12,085	12,855
Capital employed at 3/31/2006*	23,282	11,296	7,187	41,765	49,615
Capital employed at 3/31/2007*	24,808	11,442	7,129	43,379	50,773

ROACE	34.4%	25.0%	13.6%	28.4%	25.6%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 122 M€ pre-tax at 3/31/2006 and 153 M€ pre-tax at 3/31/2007 and restated to exclude Arkema’s capital employed of 2,406 M€ at 3/31/2006.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
(in millions of euros) (1)	2008	2007	2007

Sales	44,213	43,185	37,043
Excise taxes	(4,926)	(5,488)	(5,366)
Revenues from sales	39,287	37,697	31,677

Purchases, net of inventory variation	(25,619)	(24,133)	(19,709)
Other operating expenses	(4,832)	(4,563)	(4,652)
Exploration costs	(190)	(273)	(214)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,294)	(1,450)	(1,300)
Other income	153	395	96
Other expense	(48)	(240)	(64)

Financial interest on debt	(257)	(451)	(430)
Financial income from marketable securities and cash equivalents	129	289	294
Cost of net debt	(128)	(162)	(136)
Other financial income	116	151	128
Other financial expense	(71)	(63)	(67)

Income taxes	(4,217)	(4,008)	(3,090)

Equity in income (loss) of affiliates	546	348	469

Consolidated net income	3,703	3,699	3,138

Group share **	3,602	3,600	3,049
Minority interests	101	99	89

Earnings per share (euros)	1.61	1.60	1.35

Fully-diluted earnings per share (euros) ***	1.60	1.59	1.34

** Adjusted net income	3,254	3,107	2,992

*** Adjusted fully-diluted earnings per share (euros)	1.44	1.37	1.31

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	March 31, 2008		March 31, 2007
(in millions of euros)	(unaudited)	December 31, 2007	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	4,374	4,650	4,685
Property, plant and equipment, net	40,436	41,467	41,049
Equity affiliates : investments and loans	15,039	15,280	13,667
Other investments	1,215	1,291	1,342
Hedging instruments of non-current financial debt	651	460	291
Other non-current assets	2,066	2,155	1,837

Total non-current assets	63,781	65,303	62,871

Current assets
Inventories, net	13,892	13,851	11,377
Accounts receivable, net	18,664	19,129	18,132
Other current assets	8,261	8,006	6,414
Current financial assets	403	1,264	10,929
Cash and cash equivalents	8,341	5,988	2,962

Total current assets	49,561	48,238	49,814

Total assets	113,342	113,541	112,685

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,990	5,989	5,982
Paid-in surplus and retained earnings	52,376	48,797	42,963
Currency translation adjustment	(6,653)	(4,396)	(1,716)
Treasury shares	(5,963)	(5,532)	(4,363)

Total shareholders’ equity — Group Share	45,750	44,858	42,866

Minority interests	833	842	868

Total shareholders’ equity	46,583	45,700	43,734

Non-current liabilities
Deferred income taxes	7,840	7,933	7,118
Employee benefits	2,489	2,527	2,841
Other non-current liabilities	6,431	6,843	6,360

Total non-current liabilities	16,760	17,303	16,319

Non-current financial debt	13,388	14,876	13,836

Current liabilities
Accounts payable	17,240	18,183	14,972
Other creditors and accrued liabilities	14,345	12,806	14,188
Current borrowings	4,861	4,613	9,625
Other current financial liabilities	165	60	11

Total current liabilities	36,611	35,662	38,796

Total Liabilities and shareholders’ equity	113,342	113,541	112,685

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
(in millions of euros)	2008	2007	2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,703	3,699	3,138
Depreciation, depletion and amortization	1,405	1,608	1,438
Non-current liabilities, valuation allowances and deferred taxes	11	303	(27)
Impact of coverage of pension benefit plans	—	—	—
(Gains) Losses on sales of assets	(153)	(381)	(75)
Undistributed affiliates’ equity earnings	(302)	(186)	(330)
(Increase) decrease in operating assets and liabilities	610	(960)	2,098
Other changes, net	42	77	146

Cash flow from operating activities	5,316	4,160	6,388

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,327)	(3,459)	(2,123)
Acquisitions of subsidiaries, net of cash acquired	—	—	(20)
Investments in equity affiliates and other securities	(107)	(164)	(100)
Increase in non-current loans	(209)	(405)	(171)

Total expenditures	(2,643)	(4,028)	(2,414)
Proceeds from disposal of intangible assets and property, plant and equipment	6	462	72
Proceeds from disposal of subsidiaries, net of cash sold	—	5	—
Proceeds from disposal of non-current investments	69	418	19
Repayment of non-current loans	123	96	153

Total divestments	198	981	244

Cash flow used in investing activities	(2,445)	(3,047)	(2,170)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company’s shareholders	9	26	5
- Treasury shares	(427)	(467)	(273)
- Minority shareholders	(9)	4	—
Cash dividends paid:
- Parent company’s shareholders	—	(2,248)	—
- Minority shareholders	(1)	(64)	(29)
Net issuance (repayment) of non-current debt	503	486	1,104
Increase (Decrease) in current borrowings	(887)	(5,018)	2,642
Increase (Decrease) in current financial assets and liabilities	835	9,749	(7,106)
Other changes, net	—	—	—

Cash flow from / (used in) financing activities	23	2,468	(3,657)

Net increase (decrease) in cash and cash equivalents	2,894	3,581	561
Effect of exchange rates and changes in scope of consolidation	(541)	(405)	(92)
Cash and cash equivalents at the beginning of the period	5,988	2,812	2,493

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	8,341	5,988	2,962

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus and	Currency
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2007	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income for the first quarter	—	—	3,049	—	—	—	3,049	89	3,138

Items recognized directly in equity	—	—	57	(333)	—	—	(276)	(19)	(295)

Total excluding transactions with shareholders	—	—	3,106	(333)	—	—	2,773	70	2,843

Dividend paid	—	—	—	—	—	—	—	(29)	(29)

Issuance of common shares	149,331	—	4	—	—	—	4	—	4

Purchase of treasury shares	—	—	—	—	(6,000,000)	(306)	(306)	—	(306)

Sale of treasury shares (1)	—	—	4	—	886,836	29	33	—	33

Share-based payments	—	—	41	—	—	—	41	—	41

Transactions with shareholders	149,331	—	49	—	(5,113,164)	(277)	(228)	(29)	(257)

Share cancellation	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—

As of March 31, 2007	2,392,912,284	5,982	42,963	(1,716)	(133,308,871)	(4,363)	42,866	868	43,734

Net income from April 1, 2007 to December 31, 2007	—	—	10,132	—	—	—	10,132	265	10,397

Items recognized directly in equity	—	—	60	(2,680)	—	—	(2,620)	(92)	(2,712)

Total excluding transactions with shareholders	—	—	10,192	(2,680)	—	—	7,512	173	7,685

Dividend paid	—	—	(4,510)	—	—	—	(4,510)	(199)	(4,709)

Issuance of common shares	2,619,813	7	78	—	—	—	85	—	85

Purchase of treasury shares	—	—	—	—	(26,387,355)	(1,481)	(1,481)	—	(1,481)

Sale of treasury shares (1)	—	—	(81)	—	8,274,994	312	231	—	231

Share-based payments	—	—	155	—	—	—	155	—	155

Transactions with shareholders	2,619,813	7	(4,358)	—	(18,112,361)	(1,169)	(5,520)	(199)	(5,719)

Share cancellation	—	—	—	—	—	—	—	—	—

As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income for the first quarter	—	—	3,602	—	—	—	3,602	101	3,703

Items recognized directly in equity	—	—	(83)	(2,257)	—	—	(2,340)	(109)	(2,449)

Total excluding transactions with shareholders	—	—	3,519	(2,257)	—	—	1,262	(8)	1,254

Dividend paid	—	—	—	—	—	—	—	(1)	(1)

Issuance of common shares	284,154	1	8	—	—	—	9	—	9

Purchase of treasury shares	—	—	—	—	(9,000,000)	(448)	(448)	—	(448)

Sale of treasury shares (1)	—	—	4	—	499,547	17	21	—	21

Share-based payments	—	—	48	—	—	—	48	—	48

Transactions with shareholders	284,154	1	60	—	(8,500,453)	(431)	(370)	(1)	(371)

Share cancellation	—	—	—	—	—	—	—	—	—

As of March 31, 2008	2,395,816,251	5,990	52,376	(6,653)	(159,921,685)	(5,963)	45,750	833	46,583

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,251)	(5,157)	(176)	7,961	(30,641)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Operating income	6,423	871	200	(142)	—	7,352
Equity in income (loss) of affiliates and other items	465	(33)	14	250	—	696
Tax on net operating income	(4,027)	(247)	(55)	72	—	(4,257)

Net operating income	2,861	591	159	180	—	3,791
Net cost of net debt						(88)
Minority interests						(101)

Net income						3,602

1st quarter 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	373	2	—		375
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	373	2	—		375
Equity in income (loss) of affiliates and other items (b)	130	25	—	(56)		99
Tax on net operating income	—	(118)	(1)	—		(119)

Net operating income (a)	130	280	1	(56)		355
Net cost of net debt						—
Minority interests						(7)

Net income						348

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	373	2	—
On net operating income	—	280	1	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(71)

1st quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,196	32,780	5,229	8	—	44,213
Intersegment sales	6,118	1,553	257	33	(7,961)	—
Excise taxes	—	(4,926)	—	—	—	(4,926)

Revenues from sales	12,314	29,407	5,486	41	(7,961)	39,287
Operating expenses	(5,018)	(28,624)	(5,159)	(176)	7,961	(31,016)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(873)	(285)	(129)	(7)	—	(1,294)

Operating income	6,423	498	198	(142)	—	6,977
Equity in income (loss) of affiliates and other items	335	(58)	14	306	—	597
Tax on net operating income	(4,027)	(129)	(54)	72	—	(4,138)

Net operating income	2,731	311	158	236	—	3,436
Net cost of net debt						(88)
Minority interests						(94)

Ajusted net income						3,254

1st quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,178	294	164	7		2,643
Total divestments	107	24	7	60		198
Cash flow from operating activities	4,251	1,168	(202)	99		5,316

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,873	32,419	4,884	9	—	43,185
Intersegment sales	5,904	1,557	363	56	(7,880)	—
Excise taxes	—	(5,488)	—	—	—	(5,488)

Revenues from sales	11,777	28,488	5,247	65	(7,880)	37,697
Operating expenses	(4,980)	(26,816)	(4,883)	(170)	7,880	(28,969)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(970)	(342)	(128)	(10)	—	(1,450)

Operating income	5,827	1,330	236	(115)	—	7,278
Equity in income (loss) of affiliates and other items	354	82	(54)	209	—	591
Tax on net operating income	(3,624)	(419)	(55)	33	—	(4,065)

Net operating income	2,557	993	127	127	—	3,804
Net cost of net debt						(105)
Minority interests						(99)

Net income						3,600

4th quarter 2007 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(11)	629	121	—		739
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)

Operating income (a)	(11)	586	117	—		692
Equity in income (loss) of affiliates and other items (b)	(4)	34	(53)	25		2
Tax on net operating income	3	(173)	(24)	(2)		(196)

Net operating income (a)	(12)	447	40	23		498
Net cost of net debt						—
Minority interests						(5)

Net income						493

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	578	149	—
On net operating income	—	434	101	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(93)

4th quarter 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,873	32,419	4,884	9	—	43,185
Intersegment sales	5,904	1,557	363	56	(7,880)	—
Excise taxes	—	(5,488)	—	—	—	(5,488)

Revenues from sales	11,777	28,488	5,247	65	(7,880)	37,697

Operating expenses	(4,969)	(27,445)	(5,004)	(170)	7,880	(29,708)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(970)	(299)	(124)	(10)	—	(1,403)

Adjusted operating income	5,838	744	119	(115)	—	6,586
Equity in income (loss) of affiliates and other items	358	48	(1)	184	—	589
Tax on net operating income	(3,627)	(246)	(31)	35	—	(3,869)

Adjusted net operating income	2,569	546	87	104	—	3,306
Net cost of net debt						(105)
Minority interests						(94)

Ajusted net income						3,107

4th quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,803	849	365	11		4,028
Total divestments	324	317	20	320		981
Cash flow from operating activities	3,348	372	518	(78)		4,160

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st quarter 2007(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13	—	37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—	—	(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677
Operating expenses	(4,724)	(21,307)	(4,655)	(149)	6,260	(24,575)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(878)	(291)	(124)	(7)	—	(1,300)

Operating income	4,375	1,080	448	(101)	—	5,802
Equity in income (loss) of affiliates and other items	270	54	23	215	—	562
Tax on net operating income	(2,684)	(337)	(148)	32	—	(3,137)

Net operating income	1,961	797	323	146	—	3,227
Net cost of net debt						(89)
Minority interests						(89)

Net income						3,049

1st quarter 2007 (adjustments) (*)(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	107	67	—		174
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	107	67	—		174
Equity in income (loss) of affiliates and other items (b)	—	18	(1)	(76)		(59)
Tax on net operating income	—	(36)	(22)	—		(58)

Net operating income (a)	—	89	44	(76)		57
Net cost of net debt						—
Minority interests						—

Net income						57

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	107	67	—
On net operating income	—	89	44	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(76)

1st quarter 2007 (adjusted)(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13	—	37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—	—	(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677
Operating expenses	(4,724)	(21,414)	(4,722)	(149)	6,260	(24,749)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(878)	(291)	(124)	(7)	—	(1,300)

Adjusted operating income	4,375	973	381	(101)	—	5,628
Equity in income (loss) of affiliates and other items	270	36	24	291	—	621
Tax on net operating income	(2,684)	(301)	(126)	32	—	(3,079)

Adjusted net operating income	1,961	708	279	222	—	3,170
Net cost of net debt						(89)
Minority interests						(89)

Ajusted net income						2,992

1st quarter 2007(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,989	244	173	8		2,414
Total divestments	173	22	47	2		244
Cash flow from operating activities	4,335	1,905	107	41		6,388

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

1st quarter 2008			Consolidated
(in millions of euros)	Ajusted	Adjustments	statement of income

Sales	44,213	—	44,213
Excise taxes	(4,926)	—	(4,926)
Revenues from sales	39,287	—	39,287

Purchases, net of inventory variation	(25,994)	375	(25,619)
Other operating expenses	(4,832)	—	(4,832)
Exploration costs	(190)	—	(190)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,294)	—	(1,294)
Other income	8	145	153
Other expense	(48)	—	(48)

Financial interest on debt	(257)	—	(257)
Financial income from marketable securities and cash equivalents	129	—	129
Cost of net debt	(128)	—	(128)
Other financial income	116	—	116
Other financial expense	(71)	—	(71)

Income taxes	(4,098)	(119)	(4,217)

Equity in income (loss) of affiliates	592	(46)	546

Consolidated net income	3,348	355	3,703
Group share	3,254	348	3,602
Minority interests	94	7	101

1st quarter 2007			Consolidated
(in millions of euros)	Ajusted	Adjustments	statement of income

Sales	37,043	—	37,043
Excise taxes	(5,366)	—	(5,366)
Revenues from sales	31,677	—	31,677

Purchases, net of inventory variation	(19,883)	174	(19,709)
Other operating expenses	(4,652)	—	(4,652)
Exploration costs	(214)	—	(214)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,300)	—	(1,300)
Other income	96	—	96
Other expense	(64)	—	(64)

Financial interest on debt	(430)	—	(430)
Financial income from marketable securities and cash equivalents	294	—	294
Cost of net debt	(136)	—	(136)
Other financial income	128	—	128
Other financial expense	(67)	—	(67)

Income taxes	(3,032)	(58)	(3,090)

Equity in income (loss) of affiliates	528	(59)	469

Consolidated net income	3,081	57	3,138
Group share	2,992	57	3,049
Minority interests	89	—	89